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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  SCIENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                $.0001 PAR VALUE
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                         (Title of Class of Securities)

                                   808649107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric Greenberg
                          Innovation Investments, LLC
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                       (Name of Persons Filing Statement)

                                 Eric Greenberg
                          Innovation Investments, LLC
                                 P.O. Box 1023
                             Ross, California 94957
                                 (415) 364-6041

                                With a copy to:
                               Christina M. Bark
                                  Scient, Inc.
                                79 Fifth Avenue
                            New York, New York 10003
                                 (212) 500-4900
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--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                November 7, 2001
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            (Date of Event which Requires Filing of this Statement)

                            ------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 7 Pages

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|---------------------|                                      |-----------------|
| CUSIP No. 808649107 |                                      |Page 2 of 7 Pages|
|---------------------|                  13D                 |-----------------|

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|     1   |  NAME OF REPORTING PERSONS                                         |
|         |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       |
|         |                                                                    |
|         |  Eric Greenberg                                                    |
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|     2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  |
|         |                                                            (a)  [ ]|
|         |                                                            (b)  [ ]|
|         |  Inapplicable                                                      |
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|     3   |  SEC USE ONLY                                                      |
|         |                                                                    |
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|     4   |  SOURCE OF FUNDS                                                   |
|         |                                                                    |
|         |  OO                                                                |
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|     5   |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |
|         |  TO ITEM 2(d) or 2(e)                                           [ ]|
|         |                                                                    |
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|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|         |                                                                    |
|         |  U.S.A.                                                            |
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|                              | 7  | SOLE VOTING POWER                        |
|                              |    |                                          |
|                              |    | 1,298,389                                |
|                              |----|------------------------------------------|
|      NUMBER OF SHARES        | 8  | SHARED VOTING POWER                      |
| BENEFICIALLY OWNED BY EACH   |    |                                          |
|   REPORTING PERSON WITH      |    | -0-*                                     |
|                              |----|------------------------------------------|
|                              | 9  | SOLE DISPOSITIVE POWER                   |
|                              |    |                                          |
|                              |    | 1,298,389                                |
|                              |----|------------------------------------------|
|                              | 10 | SHARED DISPOSITIVE POWER                 |
|                              |    |                                          |
|                              |    | -0-*                                     |
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|    11   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
|         |                                                                    |
|         |  1,298,389                                                         |
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|    12   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]|
|         |  SHARES                                                            |
|         |                                                                    |
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|    13   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                |
|         |                                                                    |
|         |  0.7                                                               |
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|    14   |  TYPE OF REPORTING PERSON                                          |
|         |                                                                    |
|         |  IN                                                                |
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     * In his capacity as the sole member of Innovation Investments, Mr.
Greenberg may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 11,086,053 Shares of New Scient held directly by Innovation Investments.
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                                  Page 2 of 7

===============================================================================
|---------------------|                                      |-----------------|
| CUSIP No. 808649107 |                                      |Page 3 of 7 Pages|
|---------------------|                  13D                 |-----------------|

-------------------------------------------------------------------------------
|     1   |  NAME OF REPORTING PERSONS                                         |
|         |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       |
|         |                                                                    |
|         |  Innovation Investments, LLC                                       |
-------------------------------------------------------------------------------
|     2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  |
|         |                                                            (a)  [ ]|
|         |                                                            (b)  [ ]|
|         |  Inapplicable                                                      |
-------------------------------------------------------------------------------
|     3   |  SEC USE ONLY                                                      |
|         |                                                                    |
-------------------------------------------------------------------------------|
|     4   |  SOURCE OF FUNDS                                                   |
|         |                                                                    |
|         |  OO                                                                |
-------------------------------------------------------------------------------
|     5   |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |
|         |  TO ITEM 2(d) or 2(e)                                           [ ]|
|         |                                                                    |
-------------------------------------------------------------------------------
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|         |                                                                    |
|         |  Delaware                                                          |
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|                              | 7  | SOLE VOTING POWER                        |
|                              |    |                                          |
|                              |    | 9,846,053*                               |
|                              |----|------------------------------------------|
|      NUMBER OF SHARES        | 8  | SHARED VOTING POWER                      |
| BENEFICIALLY OWNED BY EACH   |    |                                          |
|   REPORTING PERSON WITH      |    | -0-                                      |
|                              |----|------------------------------------------|
|                              | 9  | SOLE DISPOSITIVE POWER                   |
|                              |    |                                          |
|                              |    | 9,846,053*                               |
|                              |----|------------------------------------------|
|                              | 10 | SHARED DISPOSITIVE POWER                 |
|                              |    |                                          |
|                              |    | -0-                                      |
-------------------------------------------------------------------------------
|    11   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      |
|         |                                                                    |
|         |  9,846,053                                                         |
-------------------------------------------------------------------------------|
|    12   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]|
|         |  SHARES                                                            |
|         |                                                                    |
-------------------------------------------------------------------------------|
|    13   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                |
|         |                                                                    |
|         |  5.2                                                               |
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|    14   |  TYPE OF REPORTING PERSON                                          |
|         |                                                                    |
|         |  00                                                                |
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     * In his capacity as the sole member of Innovation Investments, Mr.
Greenberg may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 11,086,053 Shares of New Scient held directly by Innovation Investments.
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                                  Page 3 of 7

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Shares"), of Scient, Inc., a Delaware corporation (formerly known as India-Sierra Holdings, Inc.) (the "Issuer" or "New Scient"). The principal executive offices of the Issuer are located at 79 Fifth Avenue, New York, New York 10003.

Item 2. Identity and Background.

     This statement is filed by Eric Greenberg, an individual who is a citizen of the United States ("Mr. Greenberg") and Innovation Investments, LLC, a Delaware limited liability company ("Innovation Investments") (collectively, the "Reporting Persons").

     The address of the principal business and the principal office of Innovation Investments is 1 Montgomery Street, San Francisco, California 94104. Innovation Investments is a privately-held investment company.

     Mr. Greenberg's business address is 1 Montgomery Street, San Francisco, California 94104. Mr. Greenberg's principal occupation is President, Chief Executive Officer and Managing Member of Innovation Investments.

     During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4 for a description of the manner in which the Reporting Persons acquired Shares of New Scient.

Item 4. Purpose of Transaction.

     Effective November 7, 2001 (the "Effective Time"), pursuant to the Agreement and Plan of Merger dated July 31, 2001 (as amended, the "Merger Agreement") among New Scient, iXL Enterprises, Inc. ("iXL"), Scient Enterprises, Inc. (formerly known as Scient Corporation) ("Old Scient"), India Merger Sub, Inc. ("India Merger Sub") and Sierra Merger Sub, Inc. ("Sierra Merger Sub"), (i) iXL merged with and into India Merger Sub (with India Merger Sub as the surviving corporation) and (ii) Sierra Merger Sub merged with and into Old Scient (with Old Scient as the surviving corporation) (collectively, the "Mergers"). As a result of the Mergers, iXL (through its successor corporation, India Merger Sub) and Old Scient each became a wholly owned subsidiary of New Scient, and iXL common stockholders received 1.00 Share of New Scient for each share of iXL common stock they owned and Old Scient common stockholders received 1.24 Shares of New Scient for each share of Old Scient they owned. The Merger Agreement has been filed previously with the Securities and Exchange Commission (the "SEC") as Annex A to the Joint Proxy Statement-Prospectus in Part I of Amendment No. 2 to Scient, Inc.'s Registration Statement on Form S-4 (Registration No. 333-68402) filed on October 11, 2001. The description of certain provisions of the Merger Agreement is qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

     Immediately prior to the Effective Time, Mr. Greenberg held 1,047,088 shares of Old Scient common stock and Innovation Investments held 7,940,366 shares of Old Scient common stock. Therefore, as of the Effective Time, Mr. Greenberg acquired 1,298,389 Shares of New Scient and Innovation Investments received 9,846,053 Shares of New Scient.

     The Shares of New Scient to which this statement relates were acquired by the Reporting Persons for investment purposes.

     Mr. Greenberg is a director of New Scient and serves on the Executive Committee of New Scient's Board of Directors.

     The Reporting Persons intend to review their holdings in New Scient on a continuing basis and, depending upon the price and availability of New Scient securities, subsequent developments affecting New Scient, the business prospects of New Scient, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in New Scient. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in New Scient.

     Except as set forth in this Statement and in connection with the Mergers described above, neither of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons have received and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to be the beneficial owners of 11,144,442 Shares of New Scient (5.9%), consisting of 1,298,389 Shares held directly by Mr. Greenberg (0.7%) and 9,846,053 Shares held directly by Innovation Investments (5.2%).

     In his capacity as the sole member of Innovation Investments, Mr. Greenberg may be deemed to be the beneficial owner of the Shares of New Scient held directly by Innovation Investments.

     Except as set forth in this Item 5(a), neither of the Reporting Persons owns beneficially any Shares of New Scient.

     (b) Mr. Greenberg has the sole power to vote and to dispose of 1,298,389 Shares, and Innovation Investments has the sole power to vote and to dispose of 9,846,053 Shares of New Scient.

     In his capacity as the sole member of Innovation Investments, Mr. Greenberg may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Shares of New Scient held directly by Innovation Investments.

     (c) Except in connection with the Mergers described in Item 4 hereof, no transactions in the Shares of New Scient have been effected since September 8, 2001 by the Reporting Persons.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Eric Greenberg is the President, Chief Executive Officer and Managing Member of Innovation Investments, and may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the 9,846,053 Shares of New Scient held directly by Innovation Investments.

     The following summaries of the Affiliate Letters and the Registration Rights Agreement are qualified in their entirety by reference to the complete texts of the Affiliate Letters and the Registration Rights Agreement, respectively, which are incorporated by reference and attached as Exhibits 2, 3 and 4 to this statement.

     In connection with the Merger Agreement, each of the Reporting Persons signed a letter agreement with New Scient (the "Affiliate Letters") in which each Reporting Person agreed that it may not sell, transfer or otherwise dispose of Shares of New Scient issued to such Reporting Person as a result of the Mergers unless such sale, transfer or other disposition (i) has been registered under the Securities Act of 1933, as amended (the "Securities Act"),
(ii) is made in conformity with Rule 145 under the Securities Act, or (iii) in the opinion of counsel reasonably acceptable to New Scient, or pursuant to a "no action" letter obtained by such Reporting Person from the staff of the SEC, is otherwise exempt from registration under the Securities Act. Each Reporting Person also acknowledged that (i) a restrictive legend would be placed on the Shares of New Scient to be issued to such Reporting Person and (ii) a restrictive legend may be placed on the Shares of New Scient transferred to any transferee of such Reporting Person unless the transfer has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145 under the Securities Act.

     Pursuant to the Registration Rights Agreement dated November 7, 2001 (the "Registration Rights Agreement") among New Scient and certain stockholders of New Scient, the Reporting Persons have certain rights with respect to the registration by New Scient of their Shares under the Securities Act.

     The Registration Rights Agreement provides the Stockholders with the right to make up to an aggregate of four requests that New Scient effect the registration under the Securities Act of the offer and sale of the common stock of New Scient held by such Stockholders; provided, however, upon the existence of certain circumstances, New Scient may delay a demand for registration for a specified period. Each demand for registration must be made by Stockholders holding at least 10% of the common stock held by all such Stockholders. Additionally, if New Scient is at any time eligible to register the common stock held by the Stockholders on

Form S-3, then the Stockholders shall be entitled to request that New Scient register their common stock on such form, so long as such common stock has an anticipated offering price of at least $5,000,000.

     If New Scient proposes to register any of its equity securities under the Securities Act, and the registration form to be used may be used for the registration of the common stock held by the Stockholders, New Scient will give written notice to all of the Stockholders of its intention to do so. Upon the written request by any Stockholder, New Scient will use its best efforts to effect the registration under the Securities Act of all such common stock held by such Stockholder, subject to certain limitations.

     The Registration Rights Agreement will require Stockholders to agree to certain limitations on the sale of their common stock in conjunction with a registration. New Scient will pay all registration expenses in connection with registrations pursuant to the Registration Rights Agreement, provided that underwriting discounts and commissions related to such registration shall be paid pro rata by the sellers in such registration.

     Except for the Affiliate Letters and the Registration Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger dated July 31, 2001, as amended, among Scient, Inc. (formerly known as India-Sierra Holdings, Inc.), iXL Enterprises, Inc., Scient Enterprises, Inc. (formerly known as Scient Corporation), India Merger Sub, Inc. and Sierra Merger Sub, Inc. (incorporated by reference to Annex A to the Joint-Proxy Statement-Prospectus in Part I of Amendment No. 2 to Scient, Inc.'s Registration Statement on Form S-4 (Registration No. 333-68402) filed on October 11, 2001).

     Exhibit 2: Letter Agreement dated November 1, 2001 between Innovation Investments, LLC and Scient, Inc.

     Exhibit 3: Letter Agreement dated November 1, 2001 between Eric Greenberg and Scient, Inc.

     Exhibit 4: Registration Rights Agreement dated November 7, 2001 among Scient, Inc. and certain stockholders of Scient, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 16, 2001

                                           INNOVATION INVESTMENTS, LLC

                                           By:     /s/ Eric Greenberg
                                              ----------------------------------
                                              Name:  Eric Greenberg
                                              Title: President, Chief Executive
                                                     Officer and Managing Member

                                           /s/ Eric Greenberg
                                           -------------------------------------
                                           ERIC GREENBERG